

August 15, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect Officer and Director changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 08/15/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **08/15/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.



INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25004807

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/15/25 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: *Laura Dickman* [signature executed at 3:00pm on 08/15/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF AUGUST 15, 2025

Summary of changes made to Exhibit C:

- For Cboe Global Markets Inc., Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc. Cboe Exchange, Inc., and Cboe C2 Exchange, Inc. Craig Donohue has been appointed as President
- Dave Howson was removed as a Director of the following entities: Cboe Services Company, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, Cboe Worldwide Holdings Limited, Cboe Futures Exchange, LLC, Cboe III, LLC, Cboe UK Limited, Cboe Silexx, LLC, Cboe Canada Holdings, ULC, Cboe Digital Holdings, Inc., Neo Connect Inc., Cboe Ascent Holdings LLC
- Dave Howson was removed as an Officer of the following entities: Cboe Services Company, Direct Edge LLC, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Canada Holdings, ULC, Cboe Data and Access Solutions China, LLC, Cboe Digital Holdings, Inc., Hanweck Associates

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Andrew Bevers		VP, Head of Derivatives Account Coverage		03/01/24		
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution		03/01/24		
Kevin Carrai		SVP, Global Head of Market Data and Access Services)		03/01/24		
Brittany Carter		VP, Corporate Strategy		03/01/24		
Cole Chmielewski		Vice President, Operations		03/01/24		
Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		03/01/24		

William Ciabattoni		VP, Product Management		03/01/24		
Catherine Clay		EVP, Global Head of Derivatives		03/01/24		
Gary Compton		Vice President, Communications		03/01/24		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman		Vice President, Associate General Counsel		03/01/24		
Craig Donohue		CEO and President		05/20/25 08/12/25 - Title Change		
Meaghan Dugan		SVP, Head of US Options		03/01/25		
James Enstrom		Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou		SVP, Public Policy		03/01/24		
Stacie Fleming		SVP, Communications		03/01/24		
Stephanie Foley		EVP, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes		VP, Compliance – North American Securities and Interim Chief Compliance Officer		03/01/25 – Change in Title		
Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24		
Megan Goett		SVP, Chief Marketing Officer		03/01/25		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		
Jill Griebenow		EVP, CFO, Treasurer		03/01/24		

John Hiatt		Vice President, Cboe Labs		03/01/24		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24		
Adam Inzirillo		EVP, Global Head of DnA		03/01/24		
Matt Iwamaye		VP, Associate General Counsel, Equities		03/01/24		
Chris Isaacson		Executive Vice President, COO		03/01/24		
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		12/17/24		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24		
Stephanie Lara		SVP, Deputy Chief Regulatory Officer		03/01/24		
Benjamin Lawson		Vice President, Chief Information Security Officer		12/17/24		
Tim Lipscomb		EVP, Chief Technology Officer		03/01/25 – Change in Title		
Marc Magrini		Vice President, Administration		03/01/24		
Scott Manziano		VP, Sales Operations		03/01/24		
Sarah McDowell		VP, Chief Enforcement Counsel		03/01/24		
Kathleen Mikulak		VP, Regulation		03/01/24		
Emily Mitchell		Senior Vice President, Tax		03/01/24		
Anthony Montesano		Vice President, Market Structure		03/01/24		
Jordan Newmark		VP, Associate General Counsel		03/01/24		

Dennis O'Callahan		VP, Cboe Labs		03/01/24		
Dan Overmyer		Vice President, Options Regulation		03/01/24		
Hemang Patel		VP, Project Management		03/01/24		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		03/01/24		
Stephanie Renner		SVP, Finance		03/01/24		
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		03/01/24		
Steven Sinclair		Vice President, Software Engineering		03/01/24		
Eileen Smith		Senior Vice President, Data and Analytics		03/01/24		
Nicholas Still		VP, Data Protection Officer		03/01/24		
Oliver Sung		SVP, North American Cash Equities		03/01/25 – Change in Title		
Alexandra Szakats		Vice President, Cboe Options Institute		7/17/24		
Natan Tiefenbrun		Senior Vice President, President North American and European Equities		7/17/24		
Hatice Unal		SVP, Infrastructure		03/01/24		
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		7/17/24		
Allen Wilkinson		SVP, Chief Accounting Officer		03/01/24		
Clinton Wolf		VP, Operations		03/01/24		
Omarr Woodhouse		VP, Operations Support Center		03/01/24		
Troy Yeazel		Senior Vice President, Global Operations		03/01/24		

Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson	President	03/01/24	08/01/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco	VP, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray	VP and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk	CEO	03/01/24	05/07/25
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	06/27/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe